

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Ryan Schaffer
Chief Financial Officer
Expensify, Inc.
401 SW 5th Ave
Portland, Oregon 97204

> **Re: Expensify, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 14, 2021**
> **CIK No. 0001476840**

Dear Mr. Schaffer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2021 letter.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please include a separate section that describes the material terms of the voting trust agreement. This section should include disclosure that the CEO and CFO will serve as two of the three trustees and therefore will be able to control the outcome of all voting decisions made by security holders. Also, disclose that the voting trust will not terminate until the outstanding LT10 and LT50 shares represent less than 2% of all outstanding shares and disclose what percentage of the outstanding shares the LT10 and LT50 shares will represent upon the completion of the offering.

Business
Our members and customers, page 121

2. We note your response to prior comment 8. Please revise to disclose the number of paying customers as of March 31, 2021.

The Voting Trust, page 158

3. We note your response to prior comment 14. Please revise to disclose the objective criteria the trustees will consider in determining how to vote the shares in the voting trust. Also, disclose how the trustees intend to achieve the trust's stated objectives and the procedures by which the trustees will make voting decisions such as whether decisions will be determined by majority vote or unanimous decision.

Audited Consolidated Financial Statements
Consolidated Statements of Income, page F-4

4. We note your response to comments 17 and 20. Please explain to us how your policy of excluding employee costs from cost of revenue, sales and marketing and general and administrative expenses is in compliance with generally accepted accounting principles. Please refer to Rule 5-03(b) of Regulation S-X.

General

5. Please revise the graphics at the forefront of the registration statement to present a balanced picture of the company's financial health by including net income for the three months ending March 31, 2021 and net loss for the year ended December 31, 2020. Refer to Securities Act Forms C&DI 101.02.

 You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Craig Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Alexa Berlin